UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EARTHSTONE ENERGY, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

27032D205
(CUSIP Number)

Ray Singleton 633 Seventeenth Street, Suite 2320 Denver, CO 80202 303-296-3076
(Name, address and telephone number of person authorized to receive notices and communications)

May 15, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D205	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Ray J. Singleton, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION u.U U.S.
NUMBER OF	7	SOLE VOTING POWER 453,360 *
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 453,360 *
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,34 453,360 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1% *
14	TYPE OF REPORTING PERSON IN

* This Amendment reports changes in the Reporting Person’s percentage ownership of the outstanding shares of common stock due to changes in the number of such shares, including as a result of the 1-for-10 reverse stock split effected by the Company as of December 31, 2010.

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Person on October 9, 2009 in order to reflect the entry into a Voting Agreement, dated as of May 15, 2014, between the Reporting Person and Oak Valley Resources, LLC.  Except as set forth herein, the Schedule 13D is unmodified.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is restated to include the following information.

Based on information provided by the Company, there were 1,737,991 shares of common stock, $0.001 par value per share (the “Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone” or the “Company”), issued and outstanding as of May 15, 2014.  As of the date hereof, the Reporting Person owns 453,360 shares of Common Stock, or 26.1% of the Company’s issued and outstanding Common Stock as of May 15, 2014.  The Reporting Person has sole voting and dispositive power for 453,360 shares of Common Stock, subject to his obligations under the Voting Agreement described below.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is restated to include the following information and the information incorporated herein as Exhibit 10.1 and attached hereto as Exhibit 10.2.

On May 15, 2014, the Company and Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), entered into an Exchange Agreement (the “Exchange Agreement”).  The Exchange Agreement provides that, upon the terms and subject to the conditions set forth in the Exchange Agreement, Oak Valley will contribute to Earthstone the membership interests of its three subsidiaries, Oak Valley Operating, LLC, EF Non-Op, LLC and Sabine River Energy, LLC, each a Texas limited liability company, inclusive of producing assets, undeveloped acreage and an estimated $138 million of cash, in exchange for the issuance of approximately 9.1 million shares of Common Stock to Oak Valley (the “Exchange”).  Following the Exchange, current Earthstone stockholders will own 16% of the Company’s outstanding Common Stock and Oak Valley will own 84% of the Company’s outstanding Common Stock.  The Exchange Agreement and the Exchange have been approved by the board of directors of Earthstone and the board of managers of Oak Valley.

Stockholders of the Company will be asked to vote on the approval of the issuance of the shares of Common Stock to be issued in the Exchange at a special meeting that will be held on a date to be announced.  In addition, at that meeting, stockholders of the Company will be asked to approve (i) an amendment to the Company’s certificate of incorporation to increase the Company’s authorized capital to 100,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, and (ii) the approval of a new equity incentive plan authorizing up to 750,000 shares of Common Stock for issuance pursuant to awards under such plan.

On May 15, 2014, in connection with the Exchange Agreement, the Reporting Person, in his capacity as a stockholder of the Company, entered into the Voting Agreement with Oak Valley with respect to his shares of Common Stock.  Such shares constituted approximately 26.1% of the Company’s issued and outstanding Common Stock as of May 15, 2014.  Pursuant to the Voting Agreement, the Reporting Person has agreed to vote his shares in favor of the Exchange and the related matters, unless the Exchange Agreement is terminated according to its terms prior to the stockholder meeting.  The Reporting Person has also agreed not to transfer or otherwise dispose of his shares of Common Stock, subject to certain exceptions.

The Voting Agreement will terminate upon the earlier of (a) the closing date of the Exchange and (b) the date upon which the Exchange Agreement is terminated.

The Exchange Agreement was filed on May 16, 2014 with the Securities and Exchange Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K and is incorporated herein by reference.  The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement.

The Voting Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference.  The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

Except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
10.1	Exchange Agreement between Earthstone Energy, Inc. and Oak Valley Resources, LLC, dated as of May 15, 2014 (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 16, 2014).

10.2	Voting Agreement between Oak Valley Resources, LLC and Ray Singleton, dated as of May 15, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2014	By:	/s/ Ray Singleton
Ray Singleton